
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2010

James E. Ousley
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017

   Re: **SAVVIS, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 5, 2010
     File No. 000-29375

Dear Mr. Ousley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief